SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

June 15, 2015

Re:	TransUnion
Amendment No. 3 to Registration Statement on Form S-1
Filed June 15, 2015
File No. 333-203110
CIK No. 0001552033

VIA EDGAR

Larry Spirgel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E. Washington D.C. 20549

Dear Mr. Spirgel

On behalf of TransUnion, a Delaware corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the above-referenced Registration Statement on Form S-1.

The filing fee in the amount of $79,200 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on June 12, 2015, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing. Please send any correspondence to John W. Blenke, Executive Vice President, Corporate General Counsel and Corporate Secretary of TransUnion (jblenke@transunion.com) and me (rfenyes@stblaw.com).

Very truly yours,

/s/ Richard A. Fenyes

   Richard A. Fenyes

cc:	Securities and Exchange Commission Gregory Dundas